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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING         SEC FILE NUMBER
                                                                  000-28863
(Check One) |_| Form 10-K and Form 10-KSB |_| Form 20-F         CUSIP NUMBER
|_| Form 11-K |X| Form 10-Q and Form 10-QSB                      715856 10 0
|_| Form N-SAR                                              --------------------

                  For Period Ended: three-months ended December 31, 2006
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:

  Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

            N/A
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PART I - REGISTRANT INFORMATION

            Petals Decorative Accents, Inc.
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Full Name of Registrant

            ImmunoTechnology Corporation
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Former Name if Applicable

            Executive Pavilion, 90 Grove Street
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Address of Principal Executive Office (Street and Number)

            Ridgefield, CT 06877
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            |X|         (a)   The reasons described in reasonable detail in
                              Part III of this form could not be eliminated without unreasonable effort or expense;

            |X|         (b)   The subject annual report, semi-annual report,
                              transition report on Form 10-K, Form 10-KSB,
                              Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            |_|         (c)   The accountant's statement or other exhibit
                              required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant is unable to file, on the prescribed filing date, without unreasonable effort and expense, its Quarterly Report on Form 10-QSB for the three month period ended December 31, 2006, because of unanticipated difficulties and delays in collecting and formatting data.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Stephen M. Hicks       203            431-3300
      ----------------   -----------   ------------------
      (Name)             (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |_| Yes |X| No

      Item 2.03 Form 8-K. Disclosure to be included in 10-QSB.

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Part IV(3) Continuation Page attached hereto.

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                         Petals Decorative Accents, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 14, 2007                 By: /s/ Stephen M. Hicks
                                            ------------------------------------
                                            Stephen M. Hicks, President and
                                            Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Part IV(3) Continuation Page

      On June 23, 2006, ImmunoTechnology Corporation, a Delaware corporation ("Immuno" or the "Company") and Petals Decorative Accents LLC, a privately held Delaware limited liability company ("Petals LLC"), entered into a Contribution Agreement (the "Contribution Agreement") pursuant to which Immuno agreed to acquire substantially all the assets of Petals LLC in exchange for the assumption by Immuno of all but certain specified liabilities of Petals LLC and the issuance to Petals LLC of shares of Immuno's capital stock. In connection with the proposed acquisition, Immuno also entered into debt restructuring agreements with certain creditors (the "Debt Restructuring Agreements"). The transactions contemplated by the Contribution Agreement were consummated on June 30, 2006 (the "Acquisition").

      The Acquisition has been accounted for as a reverse acquisition for financial reporting purposes. The reverse acquisition is deemed a capital transaction and the net assets of Petals LLC (the accounting acquirer) are carried forward to Immuno (the legal acquirer and the reporting entity) at their carrying value before the combination. Although Petals LLC was deemed to have been the acquiring corporation for financial accounting and reporting purposes, the legal status of Immuno as the surviving corporation does not change. The relevant acquisition process utilizes the capital structure of Immuno and the assets and assumed liabilities of Petals LLC are recorded at historical cost. In these financial statements, Petals LLC is the operating entity for financial reporting purposes and the financial statements for all periods presented represent Petals LLC's financial position and results of operations. The equity of Immuno is the historical equity of Petals LLC retroactively restated to reflect the number of shares issued in the Acquisition.